Exhibit 99.1

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

Dear Shareholder,

You are cordially invited to attend the Annual and Extraordinary General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the "Company") to be held at 2:30 p.m., Israel time, on Thursday, July 21, 2022, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote "FOR" Proposals No. 1 through 3, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Yair Seroussi, Chairman of the Board of Directors

Haifa, Israel
June 9, 2022

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the "Meeting") of ZIM Integrated Shipping Services Ltd. (the "Company") will be held at 2:30 p.m., Israel time, on Thursday, July 21, 2022, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, for the following purposes:

1.          To approve the re-election of the current nine (9) members of the Company’s board of directors (the "Board of Directors"), each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting; and

3.          To approve an amendment to the Company's articles of association pursuant to which the maximum number of directors shall be eleven (11) members instead of the current nine (9) members.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2021. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of Tuesday, June 21, 2022, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company (the "Articles"), the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Yair Seroussi, Chairman of the Board of Directors

Haifa, Israel
June 9, 2022

ii

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, no nominal value (the "Shares"), of ZIM Integrated Shipping Services Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held at 2:30 p.m., Israel time, on Thursday, July 21, 2022, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.          To approve the re-election of the current nine (9) members of the Company’s board of directors (the "Board of Directors"), each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting; and

3.          To approve an amendment to the Company's articles of association pursuant to which the maximum number of directors shall be eleven (11) members instead of the current nine (9) members.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2021. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. One or more shareholder holding at least 1% of the voting rights in the general meeting is entitled to request the company’s Board of Directors to include a proposal on the agenda of a general meeting, provided that the proposal is appropriate to be discussed at a general meeting. Regulations promulgated under the Companies Law provide that such a request may be provided within seven days following the convening of the Meeting.

The approval of each of Proposals No. 1 through 3 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned until the seventh day following the prescribed date of the meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the Board of Directors by notice to the shareholders, and at the adjourned meeting, the business for which the original Meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Notwithstanding the foregoing, if the meeting has been called at the request of a shareholder as stated in section 63(b)(2) of the Israeli Companies Law of 1999 (the "Companies Law"), a quorum at the adjourned meeting will be that required for convening such meeting.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in "Street Name" whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Brokers or other nominees who hold Shares in "street name" for a beneficial owner of those Shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the election of directors or for the approval of certain "non-routine" matters, without specific instructions from the beneficial owner. These non-voted shares are referred to as "broker non-votes". Proposal No. 2 is considered a routine matter. Proposals No. 1 and 3 are considered a non-routine matter. If you are a beneficial Shareholder holding shares through a broker or other nominee and you do not submit instructions on how your shares should be voted, your broker or other nominee will not be able to vote your shares on Proposals No. 1 and 3.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company by Thursday, July 21, 2022 at 10:30 a.m., Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, each of the chairman of the Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Noam Nativ, General Counsel and Company Secretary of the Company, no later than Monday, July 11, 2022. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about June 23, 2022 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://investors.zim.com/overview/default.aspx and on Form 6-K as promptly as practicable. We encourage you to check this website one week prior to the meeting date if you are planning to attend the Meeting.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 119,947,393 Shares outstanding as June 5, 2022. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

DIRECTORS' AND OFFICERS' COMPENSATION

The table below reflects the Company’s compensation costs related to the employment of the Company's five most highly compensated officers (as such term is defined in the Companies Law) with respect to the year ended December 31, 2021. For purposes of the table below, "compensation" includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car, phone and rent for relocated officers), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in the Company's financial statements for the year ended December 31, 2021, including compensation paid to such officers following the end of the year in respect of services provided during the year. Each of the officers was covered by the Company's directors’ and officers’ liability insurance policy and was granted an exculpation and indemnification letter as approved by our shareholders in accordance with applicable law and the Articles.

Name and Position of Director or Officer(1)	Salary(2)	Value of Benefits (3)	Bonuses(4)	Value of Equity Based Compensation Granted (5)	Total
	(U.S. dollars in thousands)(6)
Eli Glickman, President & Chief Executive Officer	872	238	1,514	7,295	9,919
Xavier Destriau, EVP Chief Financial Officer	868	16	908	1,038	2,830
David Arbel, EVP Chief Operations Officer	559	113	636	1,038	2,346
Nissim Yochai, EVP Pacific BU	536	226	393	1,038	2,193
Danny Hoffmann, EVP Intra-Asia Business Unit	413	176	375	1,038	2,002

(1)	All such officers are employed on a full time (100%) basis.

(2)	"Salary" means yearly gross base salary.

(3)
"Social Benefits" include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the relevant officers, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, vacation, car or car allowance, rent for relocated officers, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(4)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2021, including the annual cash bonus for 2021, which have been provided for in the Company’s financial statements for the year ended December 31, 2021, but paid during 2022. Such amounts exclude bonuses paid during 2021 which were provided for in the Company’s financial statements for previous years.

(5)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2021, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 11c to our consolidated financial statements included in our 2021 Annual Report.

(6)
The amounts in the table paid in ILS with respect to salary and benefits were translated into U.S. Dollars based on the average representative rate of exchange of the U.S. Dollar against the ILS during 2021 (U.S. $1 = ILS 3.23), and with respect to bonuses were translated into U.S. Dollars based on the representative rate of exchange of the U.S. Dollar against the ILS on December 31, 2021 (U.S. $1 = ILS 3.11).

Proposal No. 1

RE-ELECTION OF NINE (9) MEMBERS TO THE COMPANY’S BOARD OF DIRECTORS

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Yair Seroussi, Yair Caspi, Nir Epstein, Flemming R. Jacobs, Dr. Karsten Karl-Georg Liebing, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba, William (Bill) Shaul and Ms. Liat Tennenholtz, as a director of the Company to hold office until the close of the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the Articles or applicable laws or regulations.

Each of the nominees has indicated to the Company his availability for election and has declared that: (i) he/she has the required qualifications and ability to devote the time required for his/her service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company's offices. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Articles, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors, subject to the maximum number of directors that may serve on the Company's Board of Directors pursuant to the Company's Articles. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are details on the directors standing for election:

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the TASE. From 2017 to 2019 he was the chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which is listed on NASDAQ since June 2017, and a member of the investment committee of Menora Mivtachim since March 2018. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Yair Caspi has served as a member of the Company’s Board of Directors since August 2019. Mr. Caspi also serves as the Chairman of O.P.C. Energy Ltd. since 2021, a director in Israel Corporation Ltd. since 2019, and served as a director in Oil Refineries Ltd. from 2020 and until April 2022. Mr. Caspi served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 2006 to 2018. Mr. Caspi holds a LL.B in Law and a bachelor’s degree in business administration from the Reichman University (formerly knows as the Interdisciplinary Center Herzliya), and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University program.

Nir Epstein has served as a member of our Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He currently serves as Executive Director and Vice Chairman of Prothya Biosolutions Belgium and Prothya Biosolutions Netherlands since January 1, 2021. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services established in 2005. Mr. Epstein holds a LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.

Flemming Robert Jacobs has served as a member of our Board of Directors since October 2014. Mr. Jacobs is currently a Member of the Advisory Board of the Panama Canal, Panama. He is Non-Executive Director Emeritus of the not-for-profit Global Maritime Forum, Copenhagen, which he founded in 2017. Mr. Jacobs holds a Commercial Diploma from HH, now Copenhagen Business School, and completed a Management Course at Harvard Business School.

Dr. Karsten Karl-Georg Liebing has served as a member of our Board of Directors since July 2014. Dr. Liebing has served as Managing Partner of HAMMONIA Reederei GmbH & Co. KG since 2008 and as Managing Director of HAMMONIA Reederei GmbH & Co. KG. since 2005. He has also served as a Member of the Management Board at Hammonia Schiffsholding AG since 2007 and as a Member of the Supervisory Board at HCI Capital AG from 2013 until 2016. From 1995 until 2005, Dr. Liebing has been working with KfW IPEX bank in Frankfurt in Energy and Ship Finance. Dr. Liebing holds a bachelor’s degree in economics from the University of Hanover in Hanover, Germany and a master’s degree in business administration and doctoral degree in economics from the University of Hamburg in Hamburg, Germany.

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst-Moritz-Arndt University in Greifswald, Germany.

Yoav Moshe Sebba has served as a member of the Company’s Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and currently he is serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Sofwave (TASE), Phytech, BlueThrone, Epitomee (TASE) and Cymbio. Mr. Sebba holds a bachelor’s degree in management and industrial engineering, cum laude, from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.

William (Bill) Shaul is a UK Chartered Accountant and works as an independent business consultant. Mr. Shaul's current clients range from public companies, private equity funds, private businesses and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd). Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in Manufacturing Engineering from Cambridge University.

Liat Tennenholtz is currently serving as VP M&A and as a member of the senior management of Matrix IT Ltd., a multi-billion global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also served until end of 2021 as a director in Navitas Buckskin Finance Ltd. a public company traded on the TASE, in which she also acts as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on Nasdaq, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LL.B both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Pursuant to the terms of the Special State Share stipulated in the Company's Articles, our Board of Directors must consist of a majority of Israeli citizens, and the Chairman of the Board of Directors must also be an Israeli citizen. In addition, pursuant to the rules of the NYSE, as adopted by our Board of Directors, the majority of the Board of Directors must be independent. Accordingly, Messrs. Seroussi, Epstein, Caspi and Sebba and Ms. Tennenholtz, who comprise the majority of the Board of Directors, are Israeli citizens, and Messrs. Seroussi, Epstein, Jacobs and Shaul and Ms. Tennenholtz, who comprise the majority of the Board of Directors, are considered to be independent within the meaning of such term in the rules of the NYSE.

Compensation

All the members elected (other than Mr. Yair Seroussi, as detailed below) will be entitled to the following remuneration: (i) an annual fee in the amount of U.S. $100,000, to be paid in quarterly installments; and (ii) a payment per participation in meetings of the Board and its committees in the amount of U.S. $2,000 per meeting ("Participation Fee"), as well as value added tax, if and to the extent applicable. The Participation Fee for meetings held without actual convening (such as unanimous written resolutions) is reduced by 50%. The Participation Fee for meetings held via media communications is reduced by 40%. The members elected will further be entitled to reimbursement for reasonable expenses.

Mr. Yair Seroussi, as the Active Chairman of the Company, if re-elected, will be entitled to a gross monthly fee of ILS 150,000 plus applicable VAT against an invoice for his services as well as reimbursement for reasonable expenses.

Furthermore, on May 2, 2022, our general meeting of shareholders approved, following the approvals of our Compensation Committee and Board of Directors, the grant of 13,459 options exercisable into 13,459 ordinary shares of the Company to each of the members of the Board of Directors (other than the Company's Active Chairman, Mr. Yair Seroussi), and 26,918 options exercisable into 26,918 ordinary shares of the Company to Mr. Yair Seroussi. For additional information regarding the terms of the options, see the Company's proxy statement for an extraordinary general meeting of shareholders published on March 16, 2022, on Form 6-K, as amended on April 7, 2022 and Registration Statement on Form S-8 filed with the SEC on March 9, 2022.

The members elected will benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of exculpation and indemnification provided to them by the Company.

For additional information regarding the compensation of our directors, see "Item 6.B— Compensation - Compensation of Directors" of the Company's 2021 Annual Report.

Alternate Directors

Subject to the Companies Law, the Articles provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may dismiss such alternate director and appoint another instead of any alternate director whose office has been vacated for any reason, either for a particular meeting or permanently. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The Companies Law further stipulates that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the election of Messrs. Yair Seroussi, Yair Caspi, Nir Epstein, Flemming Robert Jacobs, Dr. Karsten Karl-Georg Liebing, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba, William (Bill) Shaul and Ms. Liat Tennenholtz, as directors of the Company until the Company's next annual general meeting, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF SOMEKH CHAIKIN, AN AFFILIATE OF
KPMG INTERNATIONAL COOPERATIVE, AS THE INDEPENDENT AUDITORS OF THE
COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL
GENERAL MEETING

Under the Companies Law and the Articles, the Company's shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Audit Committee) is authorized to determine the independent auditors’ remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the New York Stock Exchange.

Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Somekh Chaikin, an affiliate of KPMG International Cooperative, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2021 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2021 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2021 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED to approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION
PURSUANT TO WHICH THE MAXIMUM NUMBER OF DIRECTORS SHALL BE ELEVEN
(11) MEMBERS INSTEAD OF THE CURRENT NINE (9) MEMBERS

It is proposed to approve an amendment to Article 18.1 of the Articles pursuant to which the maximum number of directors shall be eleven (11) members instead of the current nine (9) members. Accordingly, Article 18.1 shall read as follows (the binding version of the Articles is in the Hebrew language):

"18.1 Number of directors – the number of directors of the Company will be not less than 7 (seven) nor more than 11 (eleven), unless otherwise resolved by the general meeting."

The remainder of the Articles shall remain unchanged.

The above amendment to the Articles is intended to allow for the diversification of the Company’s board of directors and its ability to better cater for the evolving needs of the Company in light of changing market conditions and the Company’s business developments.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED to approve the amendment to Article 18.1 of the Company's articles of association pursuant to which the maximum number of directors shall be eleven (11) members instead of the current nine (9) members, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than Thursday, July 21, 2022 at 10:30 Israel time.

By Order of the Board of Directors, Yair Seroussi, Chairman of the Board of Directors

June 9, 2022